Exhibit 14.1

Code of Business Conduct

(As adopted by the Board of Directors on April 15, 2005)

1. Introduction

This Code of Business Conduct (the “Code”) covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all directors, officers, and employees of Ariba, Inc., and its subsidiaries (Ariba, Inc., and its subsidiaries are collectively referred to as “Ariba”). All directors, officers, and employees of Ariba must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. The Code should also be provided to and followed by Ariba’s agents and representatives, including consultants.

If an employee violates the standards in the Code, he/she may be subject to disciplinary action, up to and including termination of employment. If an employee is in a situation that he/she believes may violate or lead to a violation of the Code, he/she should follow the guidelines described in Section 18 of the Code.

If a law conflicts with a policy in the Code, the employee must comply with the law. If employees have any questions about these conflicts, they should ask their manager or a Human Resources representative how to handle the situation. However, this Code supersedes all other codes of conduct, policies, procedures, instructions, practices, rules, or written or verbal representations to the extent that they are inconsistent with the Code. Ariba is committed to continuously reviewing and updating its policies and procedures. The Code, therefore, is subject to modification.

Nothing in this Code, in any Ariba policies and procedures, or in other related communications, (verbal or written) creates or implies a contract of continued employment. Employment with Ariba is at-will.

2. Purpose

The Code seeks to deter wrongdoing and to promote:

•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	Full, fair, accurate, timely, and understandable disclosure in reports and documents that Ariba files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in other public communications made by Ariba;

•	Compliance with applicable governmental laws, rules, and regulations;

•	The prompt internal reporting to an appropriate person or persons identified below of violations to the Code; and

•	Accountability for adherence to the Code.

3. Compliance with Applicable Laws, Rules and Regulations

Obeying the law is the foundation on which Ariba’s ethical standards are built. Employees must comply with all applicable laws, rules, and regulations. If an employee is not sure whether a particular course of action is lawful or otherwise permitted under this Code, he or she should consult his or her supervisor or the Human Resources Department.

4. Conflicts of Interest

A “conflict of interest” exists when a person’s private interests interfere or conflict in any way with the interests of Ariba. Examples of when a conflict of interest may arise include, but are not limited to:

•	When a director, officer, or employee takes actions or has interests that may make it difficult to perform his or her work objectively and effectively;

•	When a director, officer, or employee, or a member of his or her family, receives improper personal benefits as a result of his or her position with Ariba;

•	Almost always, when an employee works simultaneously for a competitor or, except on Ariba’s behalf, a customer or supplier. An employee is not allowed to work for a competitor in any capacity;

•	When a director, officer, or employee serves as a director of any company that competes with Ariba;

•	When a director, officer, or employee invests in a customer, supplier, developer, or competitor of Ariba. In deciding whether to make such an investment, an employee should consider the size and nature of the investment, his/her ability to influence decisions of Ariba, his/her access to confidential information of Ariba or of the other company, and the nature of the relationship between Ariba and the other company;

•	When a director, officer, or employee conducts Ariba business with a relative or significant other, or with a business with which a relative or significant other is associated in any significant role. Relatives include spouses, sisters, brothers, daughters, sons, mothers, fathers, grandparents, aunts, uncles, nieces, nephews, cousins, step relationships, and in-laws. Significant others include persons living in a spousal or familial fashion (including same sex) with an employee.

Conflicts of interest are prohibited as a matter of Ariba policy, except in the case of any director, executive officer, or member of Ariba’s management committee, with the informed written consent of the Board of Directors of Ariba (the “Board”) or pursuant to guidelines approved by the Board, or in the case of any other employees, with the informed written consent of Ariba’s Chief Executive Officer. Conflicts of interest may not always be clear-cut, so if an employee has a question, he/she should consult with higher levels of management or Ariba’s General Counsel. Employees should review and be familiar with Ariba’s Business Relationship Policy located at the Human Resources site on Ariba’s intranet. If an employee becomes aware of a conflict or potential conflict, he/she should bring it to the attention of a manager or other appropriate personnel or consult the procedures described in Section 18 of the Code.

5. Public Disclosure of Information

The federal securities laws require Ariba to disclose certain information in various reports that Ariba must file with or submit to the SEC. In addition, from time to time, Ariba makes other public communications, such as issuing press releases.

Ariba expects all directors, officers, and employees who are involved in the preparation of SEC reports or other public documents to ensure that the information disclosed in those documents is full, fair, accurate, timely, and understandable.

To the extent that an employee reasonably believes that questionable accounting or auditing conduct or practices have occurred or are occurring, he/she should report those concerns to Ariba’s General Counsel.

6. Insider Trading

Employees are not permitted to use or share confidential information for stock trading purposes or for any other purpose, except the conduct of Ariba’s business. All non-public information about Ariba should be considered confidential information. The use of material non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical, but also illegal, and could result in criminal prosecution in addition to the termination of employment. In order to assist with compliance with laws against insider trading, Ariba has adopted a Securities Trading Policy. This policy is available at the Stock Programs site on Ariba’s internal intranet. If an employee has any questions, he/she should consult Ariba’s General Counsel.

7. Corporate Opportunities

Employees are prohibited from taking for themselves opportunities that are discovered through the use of corporate property, information, or position without the informed prior written consent of the Board. An employee may not use for improper personal gain corporate property or information that he/she has obtained through his/her position with Ariba, and he/she may not compete with Ariba directly or indirectly. Employees owe a duty to Ariba to advance its legitimate interests whenever such an opportunity arises.

8. Competition and Fair Dealing

Ariba seeks to outperform its competition fairly and honestly. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Employees should endeavor to respect the rights of and deal fairly with Ariba’s customers, suppliers, competitors, and employees. Employees should review and be familiar with Ariba’s Confidential Information and Trade Secrets Policy located at the Human Resources site on Ariba’s intranet.

9. Gifts

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided, or accepted by, an employee unless it:

•	Is not a cash gift,

•	Is consistent with customary business practices,

•	Is not excessive in value,

•	Cannot be construed as a bribe or payoff, and

•	Does not violate any laws or regulations.

Employees should discuss with their managers or a Human Resources representative any gifts or proposed gifts if they are not certain that such gifts are appropriate.

10. Discrimination and Harassment

The diversity of Ariba’s employees is a tremendous asset. Ariba is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples of such behavior include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. Employees should review and be familiar with Ariba’s Equal Employment Opportunity and Sexual and Other Unlawful Harassment Policies located at the Human Resources site on Ariba’s intranet.

11. Health and Safety

Ariba strives to provide its employees with a safe and healthy work environment. Employees are responsible for helping to maintain a safe and healthy workplace for all employees by following safety and health rules and reporting accidents, injuries and unsafe equipment, practices, or conditions.

Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. Employees should review and be familiar with Ariba’s Drug and Alcohol Policy. The abuse of alcohol or illegal drugs in the workplace will not be tolerated.

12. Record Keeping

Ariba requires honest and accurate recording and reporting of information in order to make responsible business decisions and to comply with the law. For example, employees who must report their hours worked should only report the true and actual number of hours worked (whether for purposes of individual pay or for purposes of reporting such information to customers). Ariba also requires each director and employee to disclose any material transaction or arrangement between such individual or any immediate family member or affiliated entity of such individual, and any other director, employee, or any immediate family member or affiliated entity of such other individual, that in any way relates to or arises out of such individual’s professional relationship with Ariba.

Many employees regularly use business expense accounts. The use of all business expense accounts must be documented and recorded accurately in accordance with Ariba’s policies. If an employee is not sure whether he/she may seek reimbursement for a certain expense, he/she should ask his/her manager or the Corporate Controller.

All of Ariba’s books, records, accounts, and financial statements must appropriately reflect Ariba’s transactions, and must conform both to applicable legal requirements and to Ariba’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.

Business records and communications often become public. Employees should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies whenever there is a possibility that such communications could be misunderstood. This policy applies equally to e-mail, internal memos, and formal reports.

All Ariba information in any medium should always be retained or discarded in accordance with Ariba’s Document and Electronic Records Retention Policy (including all attachments thereto). In accordance with this policy, in the event of any pending or reasonably anticipated lawsuit, regulatory proceeding or governmental investigation, please consult Ariba’s General Counsel. This policy is available on Ariba’s internal intranet. If an employee has any questions, he/she should consult Ariba’s General Counsel.

13. Confidentiality

Employees must maintain the confidentiality of confidential information entrusted to them by Ariba or its customers, except when disclosure is authorized by Ariba’s established written policies or its General Counsel or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors, or be harmful to Ariba or its customers, if disclosed, and information which suppliers, employees, and customers have entrusted to us. The obligation to preserve confidential information continues even after employment ends. In connection with this obligation, every employee should have executed a proprietary information agreement or confidentiality agreement when he or she began his or her employment with Ariba. Employees should review and be familiar with Ariba’s Confidential Information and Trade Secrets Policy located at the Human Resources site on Ariba’s intranet.

14. Protection and Proper Use of Ariba Assets

Employees should endeavor to protect Ariba’s assets and ensure their efficient use. Any suspected incident of fraud or theft should immediately be reported for investigation. Ariba equipment should not be used for non-Ariba business, though limited incidental personal use is permitted.

Employees’ obligation to protect Ariba’s assets includes protecting its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing, technical and service plans and information, engineering and manufacturing ideas, designs, databases, records, salary information, and any unpublished financial data, and reports. Unauthorized use or distribution of such information would violate Ariba policy and could also be illegal and result in civil or even criminal penalties. Employees should review and be familiar with Ariba’s Confidential and Trade Secrets Policy located at the Human Resources site on Ariba’s intranet.

15. Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities that may be accepted by U.S. government personnel. The promise, offer, or delivery to an official or employee of the U.S. government of a gift, favor, or other gratuity in violation of these rules would not only violate Ariba policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. Ariba’s General Counsel can provide guidance in this area.

16. Waivers of the Code

Waivers of the Code may only be granted by Ariba’s Chief Executive Officer or General Counsel, provided, however, that any waiver of the Code for executive officers or directors may be granted only by the Board or a Board committee. All waivers must be in writing signed by the Chief Executive Officer or General Counsel for employees, or the Chairman of the Board for executive officers and directors. Any waiver of the Code for executive officers or directors, and the reasons for such waiver, will be disclosed in Ariba’s public filings, as required by law or securities market regulations.

17. Reporting Illegal or Unethical Behavior

Employees are encouraged to talk to managers or other appropriate personnel about observed illegal or unethical behavior or when in doubt about the best course of action in a particular situation. Ariba will not tolerate retaliation for reports of misconduct by others made in good faith by employees. Also, employees are expected to cooperate in internal investigations of misconduct.

An employee may, on an anonymous basis, submit a good-faith concern regarding questionable accounting or auditing matters without fear of dismissal or retaliation of any kind.

18. Compliance Procedures

We must all work to ensure prompt and consistent action against violations of the Code. However, in some situations, it is difficult to know if a violation has occurred. Since Ariba cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. The following are steps to keep in mind:

•	Ensure all of the facts are obtained. In order to reach the right solutions, Ariba must be as fully informed as possible.

•	The employee should ask him/herself: What specifically am I being asked to do? Does it seem unethical or improper? These questions will enable an employee to focus on the specific question he/she is faced with and the alternatives he/she has. An employee should use judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify individual responsibility and role. In most situations, there is shared responsibility. Are colleagues informed? It may help to get others involved and discuss the problem.

•	An employee should discuss the problem with his/her manager. This is the basic guidance for all situations. In many cases, the manager will be more knowledgeable about the question and will appreciate being brought into the decision-making process. Remember that it is the employee’s manager’s responsibility to help solve problems.

•	Seek help from Ariba’s resources. In any case where it may not be appropriate to discuss an issue with the manager or where an employee does not feel comfortable approaching his/her manager with a question, he/she should discuss it with Ariba’s General Counsel or Vice President, Human Resources.

•	An employee may in good faith report ethical violations in confidence and without fear of retaliation. If an employee’s situation requires that his/her identity be kept confidential, his/her anonymity will be protected to the greatest extent possible consistent with a thorough investigation. Ariba does not permit retaliation of any kind against employees for good-faith reports of ethical violations.

•	An employee should always ask first, act later. If an employee is unsure of what to do in any situation, he/she should seek guidance.

19. Violations of the Code

Violation of the Code may result in disciplinary action at Ariba’s discretion up to and including termination of employment.